UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

SEER, INC.
(Name of Registrant as Specified In Its Charter)

BRADLEY L. RADOFF THE RADOFF FAMILY FOUNDATION JEC II ASSOCIATES, LLC THE MOS TRUST MOS PTC, LLC MICHAEL TOROK HOWARD H. BERMAN JOSHUA S. HOROWITZ LUIS E. RINALDINI
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2026 ANNUAL MEETING OF STOCKHOLDERS

OF

SEER, INC.

_________________________

SUPPLEMENT DATED JUNE 4, 2026 TO THE PROXY STATEMENT
OF
BRADLEY L. RADOFF AND MICHAEL TOROK
DATED JUNE 1, 2026
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

Bradley L. Radoff, The Radoff Family Foundation (“Radoff Foundation” and together with Mr. Radoff, “Radoff”), JEC II Associates, LLC (“JEC II”), The MOS Trust (“MOS Trust”), MOS PTC, LLC (“MOS PTC”) and Michael Torok (together with JEC II, MOS Trust and MOS PTC, “JEC” and collectively with Radoff, the “Radoff-JEC Group” or “we”) are significant stockholders of Seer, Inc., a Delaware corporation (“Seer” or the “Company”), who, together with the other participants in this solicitation, beneficially own an aggregate of 4,277,528 shares of Class A Common Stock, par value $0.00001 per share (the “Common Stock”), of the Company, representing approximately 7.7% of the outstanding Common Stock. The Radoff-JEC Group has filed a proxy statement (the “Proxy Statement”) and accompanying WHITE universal proxy card with the Securities and Exchange Commission (the “SEC”) in connection with the Radoff-JEC Group’s solicitation of proxies relating to the Company’s 2026 annual meeting of stockholders scheduled to take place on July 28, 2026 at 1:30 p.m. Pacific Time by means of remote communication virtually on the Internet and accessible at www.cesonlineservices.com/seer26_vm (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), where stockholders will have an opportunity:

1.	To elect the Radoff-JEC Group’s three (3) director nominees, Howard H. Berman, Ph.D., Joshua S. Horowitz and Luis E. Rinaldini (collectively, the “Radoff-JEC Nominees”), each to serve until the 2027 annual meeting of stockholders (the “2027 Annual Meeting”) and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal;
2.	To ratify the appointment of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the Company’s fiscal year ending December 31, 2026;
3.	To conduct a non-binding advisory vote to approve named executive officer compensation;
4.	To ratify the Tax Benefit Preservation Plan (the “NOL Pill”) so that it may remain in effect through February 25, 2029, unless earlier terminated by the Board; and
5.	To transact such other business as may properly come before the Annual Meeting.

These items of business are more fully described in the Proxy Statement filed with the SEC on June 1, 2026.

This proxy statement supplement (this “Proxy Supplement”) supplements the Proxy Statement to include certain information disclosed in the Company’s definitive proxy statement filed with the SEC on June 3, 2026, which was not publicly available at the time we filed the Proxy Statement.

According to the Company’s definitive proxy statement, the Annual Meeting will take place on July 28, 2026 at 1:30 p.m. Pacific Time and will be held by means of remote communication virtually on the Internet and will be accessible at www.cesonlineservices.com/seer26_vm. For further information on how to attend and vote virtually at the Annual Meeting, please see the “Virtual Meeting” section of this Proxy Supplement.

According to the Company’s definitive proxy statement, the Company has set the close of business on May 29, 2026 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). Only stockholders of record as of the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. According to the Company’s definitive proxy statement, as of the Record Date, there were 55,315,982 shares of Common Stock outstanding.

OTHER SUPPLEMENTAL DISCLOSURES

Virtual Meeting

According to the Company’s definitive proxy statement, the Annual Meeting will be held by means of remote communication virtually on the Internet and stockholders will not be able to attend the Annual Meeting at a physical location. According to the Company’s definitive proxy statement, to participate in the Annual Meeting, stockholders should visit: www.cesonlineservices.com/seer26_vm. Stockholders may begin to log into the meeting platform beginning at 1:00 p.m., Pacific Time, on Tuesday, July 28, 2026. The webcast will begin promptly at 1:30 p.m., Pacific Time. According to the Company’s definitive proxy statement, to attend and vote at the Annual Meeting, stockholders must have pre-registered using the instructions provided below.

According to the Company’s definitive proxy statement, if stockholders encounter any technical difficulties with the virtual meeting website on the day of the Annual Meeting, they should call the technical support number that will be listed in the Company’s reminder email sent the night before the Annual Meeting. Technical support will be available starting at 1:00 p.m., Pacific Time, on July 28, 2026, and until the Annual Meeting has finished.

Stockholders of Record

If, on the Record Date, your shares were registered directly in your name with Computershare Trust Company, N.A., the Company’s transfer agent, then you are considered a “stockholder of record.”

According to the Company’s definitive proxy statement, in order to attend the Annual Meeting, stockholders of record will need to pre-register by 1:30 p.m., Pacific Time, on Monday, July 27, 2026. To pre-register, please visit www.cesonlineservices.com/seer26_vm with the control number from your WHITE proxy card. After registering, you will receive a confirmation email with a link and instructions for accessing the Annual Meeting. Please verify that you have received the confirmation email in advance of the Annual Meeting, including the possibility that it may be in your spam or junk email folder. Registration requests must be received no later than 1:30 p.m. Pacific Time, on Monday, July 27, 2026. You must pre-register and receive a confirmation email in order to vote or submit a question during the Annual Meeting.

Beneficial Owner of Shares Held in “Street Name”

If, on the Record Date, your shares were held not in your name, but rather by a broker, bank or other nominee, then you are the “beneficial owner” of shares held in “street name” and you are considered a “street name stockholder.”

According to the Company’s definitive proxy statement, in order to attend the Annual Meeting, street name stockholders will need to pre-register by 1:30 p.m., Pacific Time, on Monday, July 27, 2026. To pre-register, please visit www.cesonlineservices.com/seer26_vm with the control number from your WHITE voting instruction form or other instructions received from your broker, bank or other nominee. After registering, you will receive a confirmation email with a link and instructions for accessing the Annual Meeting. Please verify that you have received the confirmation email in advance of the Annual Meeting, including the possibility that it may be in your spam or junk email folder. Registration requests must be received no later than 1:30 p.m., Pacific Time, on Monday, July 27, 2026.

According to the Company’s definitive proxy statement, street name stockholders who intend to vote during the Annual Meeting must obtain and submit a legal proxy from their broker, bank or other nominee. Most of these entities allow a stockholder to obtain a legal proxy either online or by mail. If you request a legal proxy online and do not receive an email containing your legal proxy within two business days of such request, contact your broker, bank or other nominee. If you request a legal proxy by mail and do not receive it within five business days of such request, contact your broker, bank or other nominee.

According to the Company’s definitive proxy statement, you may submit your legal proxy either (i) in advance of the Annual Meeting by attaching the legal proxy (or an image thereof in PDF, JPEG, GIF or PNG file format) in an email to SEERRegister@Proxy-Agent.com; or (ii) along with your voting ballot during the Annual Meeting. If you own your shares in street name, the Company must have your legal proxy in order for a vote that you submit during the Annual Meeting to be valid. To avoid any technical difficulties on the day of the Annual Meeting, we encourage you to submit your legal proxy in advance in an email to SEERRegister@Proxy-Agent.com to ensure that your vote is counted, rather than wait to upload your legal proxy during the Annual Meeting. Multiple legal proxies must be combined into one document for purposes of uploading them to the Annual Meeting website.

Whether or not you plan to attend the virtual Annual Meeting, we urge you to sign, date and return the enclosed WHITE universal proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the WHITE universal proxy card.

Stockholder Proposals

According to the Company’s definitive proxy statement, for a stockholder proposal to be considered for inclusion in the Company’s proxy statement for the 2027 Annual Meeting, the Company’s President and Chief Financial Officer must receive the written proposal at the Company’s principal executive office not later than February 3, 2027.

According to the Company’s definitive proxy statement, the Company’s amended and restated bylaws (the “Bylaws”) also establish an advance notice procedure for stockholders who wish to present a proposal or nominate directors before an annual meeting of stockholders but do not intend for the proposal to be included in the Company’s proxy statement. In order for such a stockholder’s notice to be timely under the Bylaws, the Company’s President and Chief Financial Officer must receive the written notice at the Company’s principal executive office:

• not earlier than 8:00 a.m., Pacific Time, on March 20, 2027; and

• not later than 5:00 p.m., Pacific Time, on April 19, 2027.

In the event that the Company holds the 2027 Annual Meeting more than 25 days from the one-year anniversary of the date of the Annual Meeting, then notice of a stockholder proposal or director nomination that is not intended to be included in the Company’s proxy statement must be received no earlier than 5:00 p.m., Pacific Time on the 120th day before such annual meeting and no later than 5:00 p.m., Pacific Time on the later of the following two dates:

• the 90th day prior to such annual meeting; or

• the 10th day following the day on which public announcement of the date of such annual meeting is first made.

According to the Company’s definitive proxy statement, in addition to satisfying the requirements of the Bylaws, including the earlier notice deadlines set forth above and therein, to comply with universal proxy rules, stockholders who intend to solicit proxies in support of director nominees (other than the Company’s nominees) must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act, no later than April 19, 2027. However, notwithstanding the foregoing deadline provided in the Company’s definitive proxy statement, we believe that the correct deadline under Rule 14a-19 is June 1, 2027 (the first business day after the deadline calculated as 60 calendar days prior to the anniversary of the previous year's annual meeting date).

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2027 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Supplement should not be construed as an admission by the Radoff-JEC Group that such procedures are legal, valid or binding.

Schedule II

Schedule II of the Proxy Statement is hereby supplemented as attached hereto to reflect updated information included in the Company’s definitive proxy statement.

*     *     *

This Proxy Supplement is dated June 4, 2026, and is first being furnished to stockholders of the Company on or about June 4, 2026. This Proxy Supplement should be read in conjunction with the Proxy Statement first furnished to stockholders on or about June 1, 2026.

We urge you to carefully consider the information contained in this Proxy Supplement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY THE RADOFF-JEC GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY SUPPLEMENT. SHOULD OTHER MATTERS, WHICH THE RADOFF-JEC GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE RADOFF-JEC GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE RADOFF-JEC NOMINEES.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY SUPPLEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Supplement and our WHITE universal proxy card are available at:

www.saratogaproxy.com/Seer

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on June 3, 2026.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock as of May 11, 2026 for:

•	each of our directors;
•	each of our named executive officers;
•	all of our directors and executive officers as a group; and
•	each person or group known by us to be the beneficial owner of more than 5% of our Class A common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership on 54,981,551 shares of our Class A common stock outstanding as of May 11, 2026. We have deemed shares of our Class A common stock subject to stock options that are currently exercisable or exercisable within 60 days of May 11, 2026 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Seer, Inc. 3800 Bridge Parkway, Suite 102, Redwood City, California 94065.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors and Named Executive Officers:
Omid Farokhzad, M.D.(1)	6,918,732	12.0%
David Horn(2)	1,428,455	2.6%
Meeta Gulyani(3)	218,937	*
Robert Langer, Sc.D.(4)	1,260,587	2.3%
Terrance McGuire(5)	694,950	1.3%
Dipchand (Deep) Nishar(6)	173,300	*
Isaac Ro(7)	—	*
Nicolas Roelofs, Ph.D.(8)	92,312	*
All executive officers and directors as a group (8 persons)(9)	10,787,273	18.1%
Greater than 5% Stockholders:
SoftBank SB Global Advisers Limited(10)	5,135,383	9.3%
aMoon Growth Fund Limited Partnership(11)	4,923,196	9.0%
Bradley L. Radoff and related entities and individuals(12)	4,277,528	7.8%

__________________________________________________

* Represents beneficial ownership of less than 1%.

(1)	Includes (i) 2,286,586 shares of Class A common stock held of record by Dr. Farokhzad; (ii) 2,117,138 shares of Class A common stock held of record by SAF-BND Trust for which Dr. Farokhzad’s spouse serves as trustee; (iii) 2,413,207 shares of Class A common stock subject to options exercisable within 60 days of May 11, 2026 and (iv) 101,801 shares of Class A common stock issuable upon settlement of RSUs within 60 days of May 11, 2026. Dr. Farokhzad disclaims beneficial ownership of the shares held by the SAF-BND Trust.
(2)	Includes (i) 322,244 shares of Class A common stock held of record by Mr. Horn; (ii) 1,086,583 shares of Class A common stock subject to options exercisable within 60 days of May 11, 2026 and (iii) 19,628 shares of Class A common stock issuable upon settlement of RSUs within 60 days of May 11, 2026.
(3)	Includes (i) 87,043 shares of Class A common stock held of record by Ms. Gulyani; (ii) 111,394 shares of Class A common stock subject to options exercisable within 60 days of May 11, 2026 and (iii) 20,500 shares of Class A common stock issuable upon settlement of RSUs within 60 days of May 11, 2026.
(4)	Includes (i) 784,025 shares of Class A common stock held of record by Dr. Langer; (ii) 456,062 shares of Class A common stock subject to options exercisable within 60 days of May 11, 2026 and (iii) 20,500 shares of Class A common stock issuable upon settlement of RSUs within 60 days of May 11, 2026.
(5)	Includes (i) 91,566 shares of Class A common stock held of record by Mr. McGuire; (ii) 215,070 shares of Class A common stock held of record by Strong Bridge, LLC for which Mr. McGuire serves as an operating manager; (iii) 78,947 shares of Class A common stock held of record by Polaris Founders Capital Fund I, L.P. for which Mr. McGuire serves as general partner of the managing member; (iv) 288,867 shares of Class A common stock subject to options exercisable within 60 days of May 11, 2026 and (v) 20,500 shares of Class A common stock issuable upon settlement of RSUs within 60 days of May 11, 2026.
(6)	Includes (i) 27,925 shares of Class A common stock held of record by Mr. Nishar; (ii) 124,875 shares of Class A common stock subject to options exercisable within 60 days of May 11, 2026 and (iii) 20,500 shares of Class A common stock issuable upon settlement of RSUs within 60 days of May 11, 2026.
(7)	Mr. Ro joined our board of directors in September 2025.
(8)	Includes (i) 26,656 shares of Class A common stock held of record by Dr. Roelofs; (ii) 48,573 shares of Class A common stock subject to options exercisable within 60 days of May 11, 2026 and (iii) 17,083 shares of Class A common stock issuable upon settlement of RSUs within 60 days of May 11, 2026.
(9)	Includes (i) 6,037,200 shares of Class A common stock beneficially owned by our executive officers and directors; (ii) 4,529,561 shares of Class A common stock subject to options exercisable within 60 days of May 11, 2026 and (iii) 220,512 shares of Class A common stock issuable upon settlement of RSUs within 60 days of May 11, 2026.

(10)	Based on the information reported by SB Global Advisers Limited (SB Advisors) on a Schedule 13G/A filed with the SEC on February 13, 2024. SB Advisors has shared voting and dispositive power with respect to 5,135,383 shares of Class A common stock. SVF II Armadillo (DE) LLC is the record holder of the shares of Class A common stock reported herein. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Armadillo (DE) LLC. SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SB Global Advisers Limited (SBGA), which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments. As a result of these relationships, each of these entities may be deemed to share beneficial ownership of the securities reported herein. On December 8, 2023, SVF II Oyster (DE) LLC transferred its securities to SVF II Armadillo (DE) LLC, and as a result, ceased to be the beneficial owner of any shares of Class A Common Stock. The address for SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo, 105-7537, Japan. The address for SBGA is 69 Grosvenor Street, London W1K 3JP, United Kingdom. The address for each of SoftBank Vision Fund II-2 L.P. and SVF II Aggregator (Jersey) L.P. is Crestbridge Limited. The address for each of the other reporting entities is 251 Little Falls Drive, Wilmington, Delaware 19808.
(11)	Based on the information reported by aMoon Growth Fund Limited Partnership (aMoon) on a Schedule 13G/A filed with the SEC on January 8, 2025, aMoon holds shared voting and dispositive power with respect to 4,923,196 shares of Class A common stock. aMoon Co-Investment SPV I, L.P. (aMoon Co-Investment) holds shared voting and dispositive power with respect to 810,961 shares of Class A common stock. aMoon Growth Fund G.P. Limited Partnership (aMoon G.P.) is the sole General Partner of aMoon and aMoon Co-Investment and aMoon General Partner Ltd. (aMoon Ltd.) is the sole General Partner of aMoon G.P. Dr. Yair C. Schindel is the sole shareholder of aMoon Ltd. By virtue of such relationships, aMoon G.P., aMoon Ltd. and Dr. Schindel may be deemed to have shared voting and investment power with respect to the capital stock held by aMoon and aMoon Co-Investment. Dr. Schindel disclaims beneficial ownership of the shares of Class A common stock of the held by aMoon, aMoon Co-Investment, aMoon G.P. and aMoon Ltd., except to the extent of his pecuniary interest therein, if any. The address for these entities is 34 Yerushalaim Road, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.
(12)	Based on the information reported on a Schedule 13D/A filed by Bradley L. Radoff with the SEC on April 13, 2026, Mr. Radoff holds sole voting and dispositive power with respect to 2,610,232 shares of common stock held directly by Mr. Radoff and shared voting power with respect to 500,000 shares of common stock held by the Radoff Family Foundation for which Mr. Radoff serves as a director. Michael Torok holds sole voting and dispositive power with respect to 285,000 shares of common stock held directly by Mr. Torok and shared voting and dispositive power with respect to 1,382,296 shares of common stock of which 1,167,296 shares are held by JEC II Associates, LLC for which Mr. Torok serves as Manager (JEC II) and 215,000 shares are held by the MOS Trust for which MOS PTC, LLC (MOS PTC) is trustee. Each reporting person may be deemed to be a member of a “group” with the other reporting persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The address for Mr. Radoff and the Radoff Family Foundation is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The address for JEC II and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368. The address for MOS Trust and MOS PTC is 270 W. Pearl, Suite 103, Jackson, Wyoming 83001. Based on this Schedule 13D/A, there have been no transactions in the Company’s securities by Mr. Radoff and the related entities and individuals since the filing of a Schedule 13D/A by Mr. Radoff with the SEC on March 2, 2026.

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Radoff-JEC Group your proxy FOR the election of the Radoff-JEC Nominees and in accordance with the Radoff-JEC Group’s recommendations on the other proposals on the agenda for the Annual Meeting by:

•	SIGNING, DATING and MAILING the enclosed WHITE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your WHITE universal proxy card.

You may vote your shares virtually at the Annual Meeting; however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE universal voting form.

If you have any questions or require any additional information concerning this Proxy Supplement, please contact Saratoga as set forth below.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of the Radoff-JEC Group’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com